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                              March 26, 2024

       Wenquan Zhu
       Chief Executive Officer
       Big Tree Cloud Holdings Limited
       Room 3303, Building 1
       Zhongliang Yunjing Plaza
       Heshuikou Community, Matian Street
       Guangming District, Shenzhen 518083, China

                                                        Re: Big Tree Cloud
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 26,
2024
                                                            File No. 333-277882

       Dear Wenquan Zhu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2024 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed March 26,
2024

       Exhibits

   1. We note your response to prior comment 4 and reissue it in part. Please file all exhibits in your next amendment, or
tell us when you intend to do so. Please also confirm your
                                                        understanding that the
staff will need sufficient time to review this information, and we may have additional
comments at that time.
 Wenquan Zhu
FirstName  LastNameWenquan    Zhu
Big Tree Cloud  Holdings Limited
Comapany
March      NameBig Tree Cloud Holdings Limited
       26, 2024
March2 26, 2024 Page 2
Page
FirstName LastName
2. Please revise the footnotes to your exhibit index to accurately reflect redactions. In this regard, we note that a footnote on page II-3 refers to Item 601(b)(2), but this footnote does not appear to be used. We further note that Exhibits 10.15 and 10.16 appear to redact certain personal information pursuant to Item 601(a)(6) of Regulation S-K, but this is not indicated by a footnote.
        Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Devin Geng